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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                SEC FILE NUMBER
                                                               0-21126


        (Check One):                                        CUSIP NUMBER
                                                            784849 10 1


[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and
                           Form 10-QSB [ ] Form N-SAR

    For Period Ended: September 30, 1997
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:-------------------------------------
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:------------------------
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Part I--Registrant Information
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         Full Name of Registrant
         Former Name if Applicable

         S3 Incorporated
         Address of Principal Executive Office (Street and Number)

         2801 Mission College Blvd.
                  City, State and Zip Code
         Santa Clara, CA 95052-8058
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Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [P. 23,047], the following should be completed. (Check box if appropriate)

[X]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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       (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

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Part III--Narrative
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed with the prescribed period.

             The Registrant previously announced on November 3, 1997 that its financial results from prior quarters would be restated due to the discovery of errors in the timing of the recognition of sales to several international distributors. As of this date, neither the examination nor the restatement of prior period financial results has been completed. Due to the nature of the restatement of financial results and the time required to collect and analyze the data in connection with such restatement, the Registrant is unable to complete its filing on Form
     10-Q for the period ended September 30, 1997 by the required filing date of November 14, 1997. The Registrant currently expects to file the referenced report not later than five calendar days after November 14, 1997.

                                                 (Attach Extra Sheets if Needed)

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Part IV--Other Information
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     (1) Name and telephone number of person to contact in regard to this notification
         Walter D. Amaral        (408)        588-8000
         (Name)               (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [x] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             The Registrant expects that it will report a decline in operating earnings from those reported for the period ended September 30, 1996. Because the restatement of the Registrant's financial results for prior periods has not been completed as explained in Part III, the Registrant is unable to determine the precise amount of the change in results of operations for the quarter ended September 30, 1997 from the corresponding period in 1996.

                                 S3 INCORPORATED
 ...............................................................................
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   November 14, 1997                       By   /s/ Walter D. Amaral
                                                        Walter D. Amaral
                                                        Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).